Exhibit 2.1

Agreement and Plan of Merger

Merging

MathStar, Inc.

(a Minnesota Corporation)

into

MathStar, Inc.

(a Delaware Corporation)

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of the 10th day of June, 2005, by and between MathStar, Inc., a Minnesota corporation (hereinafter referred to as “Parent”), and MathStar, Inc., a Delaware corporation (hereinafter referred to as “Subsidiary”).  (Parent and Subsidiary are sometimes hereinafter collectively referred to as “Constituent Corporations”).

RECITALS:

A.            Subsidiary is a Delaware corporation, validly formed and in good standing under the laws of the State of Delaware with authorized capital stock consisting of One Hundred Million (100,000,000) shares of capital stock, of which One Thousand (1,000) shares of common stock, par value $.01 per share, are issued and outstanding.

B.            Parent, a corporation validly formed and in good standing under the laws of the State of Minnesota, owns 100% of the issued and outstanding common stock of the Subsidiary.

C.            For business reasons, Subsidiary and Parent desire to have Parent merged with and into Subsidiary in accordance with applicable provisions of the Minnesota Statutes, including Minnesota Business Corporation Act, Chapter 302A, and the Delaware Laws, including Delaware General Corporation Law, Title 8, Chapter 1.

D.            For federal income tax purposes, it is intended that the above-described merger shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a plan of reorganization pursuant to Section 368 of the Code.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereby agree as follows:

1.             Merger.  On the Effective Date (as defined in Section 2 hereof), Parent shall be merged with and into Subsidiary, with Subsidiary being the surviving corporation (the “Merger”), pursuant to the applicable provisions of the Minnesota Business Corporation Act, including Section 302A.621 thereof, and the Delaware General Corporation Law.

2.             Effective Time and Date.  Pursuant to Minnesota Statute Section 302A.641 and Delaware General Corporation Law Section 253, the Merger shall become effective upon filing of Articles of Merger, substantially in the form attached as Exhibit A (the “Articles of Merger”), with the Minnesota Secretary of State and the Delaware Secretary of State (the “Effective Date”).

3.             Surviving Corporation.  On the Effective Date, the separate corporate existence of Parent shall cease, and the Constituent Corporations shall become a single corporation with Subsidiary being the surviving corporation.  Thereafter, Subsidiary, as the surviving corporation, shall have all of the rights, privileges, immunities and powers, and will be subject to all of the duties and liabilities of a corporation incorporated under the laws of the State of Delaware.  In addition, as the surviving corporation, Subsidiary shall possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due on any account, including subscriptions to shares, and all other causes of action, and every other interest of or belonging to or due to each of the Constituent Corporations shall vest in Subsidiary as the surviving corporation, without any further act or deed.

On the Effective Date, Subsidiary, as the surviving corporation, shall become responsible and liable for all the liabilities and obligations of each of the Constituent Corporations, and a claim of or against, or a pending proceeding by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or Subsidiary, as the surviving corporation, may be substituted in the place of Parent.  Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by the Merger.

4.             Stock Exchange.

a.             Subsidiary Shareholder.  In connection with the Merger, all of the presently outstanding shares of capital stock of Subsidiary shall be cancelled, and no stock shall be issued to Parent, the sole shareholder of Subsidiary, as a result of the Merger of Parent into Subsidiary.  Parent, the sole shareholder of Subsidiary, shall surrender its stock certificate(s) representing such shares of Subsidiary endorsed in blank or accompanied by an appropriate stock power executed in blank.

b.             Parent Shareholders.  On the Effective Date, each share of the common stock of Parent issued and outstanding immediately before the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one share of common stock of Subsidiary.  Each share of common stock of Subsidiary issued pursuant to this section shall be fully paid and nonassessable and shall be deemed to have been issued as of the Effective Date.  The outstanding certificates representing shares of common stock of Parent will, after the Effective Date, be deemed to represent the number of shares of common stock of Subsidiary into which they have been converted.  Upon surrender of stock certificates representing the common stock of Parent from each shareholder of Parent, Subsidiary agrees to issue or cause to be issued to such shareholder of Parent a certificate representing shares of common stock of Subsidiary.

5.             Name.  The Subsidiary shall continue under the name MathStar, Inc.

6.             Certificate of Incorporation and Bylaws.

a.             Certificate of Incorporation.  The Certificate of Incorporation of Subsidiary in effect immediately before the Effective Date of the Merger shall continue to be the Certificate of Incorporation of Subsidiary, as the surviving corporation, until altered or amended as provided under the Delaware General Corporation Law.

b.             Bylaws.  The Bylaws of Subsidiary in effect immediately before the Effective Date of the Merger shall continue to be the Bylaws of Subsidiary, as the surviving corporation, until altered, amended or repealed as provided therein, in the Certificate of Incorporation of Subsidiary or the Delaware General Corporation Law.

7.             Directors and Officers.  The directors and officers of Subsidiary in office immediately before the Effective Date of the Merger, who shall be the same officers and directors as the officers and directors of Parent in office immediately before the Effective Date, shall continue to be the directors and officers of Subsidiary, as the surviving corporation, until the expiration of their terms as such or until their successor or successors shall otherwise be duly elected.

8.             Service of Process.  Subsidiary does hereby agree that it may be served with process in the State of Minnesota in a proceeding for the enforcement of an obligation of Parent and Subsidiary; and does hereby irrevocably appoint the Secretary of State of the State of Minnesota as its agent to accept service of process in any proceeding.  The address to which process may be forwarded is 5900 Green Oak Drive, Minnetonka, MN 55343.

9.             Termination or Abandonment.  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned before the Effective Date by action of a majority of the Board of Directors of Parent.  If this Agreement is terminated or abandoned by the Board of Directors of Parent pursuant to the previous sentence, all contractual rights hereunder shall terminate, and this Agreement shall become null and void without any further liability or obligation on the part of any parties hereto.

10.          Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.          Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

IN WITNESS WHEREOF, said merging corporations have caused this Agreement and Plan of Merger to be duly executed as of the date set forth above.

MATHSTAR, INC.		MATHSTAR, INC.
(a Delaware corporation)		(a Minnesota corporation)

By	/s/Douglas M. Pihl	By	/s/Douglas M. Pihl
	Douglas M. Pihl		Douglas M. Pihl
	President and Chief Executive Officer		President and Chief Executive Officer

EXHIBIT A

Articles of Merger

of

MathStar, Inc.

(Parent Corporation, a Minnesota corporation)

into

MathStar, Inc.

(Subsidiary Corporation, a Delaware corporation)

Pursuant to Section 302A.621 of Chapter 302A, Minnesota Statutes, and Sections 252 and 253 of the Delaware General Corporation Law, Title 8, Chapter 1 the undersigned corporations hereby adopt the following Articles of Merger:

1.             Constituent Corporations.  The names of the corporations that are parties to the merger (“Merger”) are:

a.                                       MathStar, Inc., a Minnesota corporation (“Parent Corporation”) ; and

b.                                       MathStar, Inc., a Delaware corporation (“Subsidiary Corporation”).

Subsidiary Corporation has authorized capital stock consisting of One Hundred Million (100,000,000) shares of capital stock, including Ninety Million (90,000,000) shares of common stock, of which One Thousand (1,000) shares of common stock are issued and outstanding on the date hereof.  All of the outstanding shares are owned directly by Parent Corporation.

2.             Agreement and Plan of Merger.  The Agreement and Plan of Merger is set forth in Exhibit A hereto and is incorporated herein by reference.

3.             Surviving Corporation.  Pursuant to the Agreement and Plan of Merger, Parent Corporation shall be merged into Subsidiary Corporation.  The corporation to survive the Merger is Subsidiary Corporation, a Delaware corporation, which shall continue under the name “MathStar, Inc.”

4.             Approval of Agreement and Plan of Merger.  The Agreement and Plan of Merger has been approved by Subsidiary Corporation, pursuant to Section 253 of the Delaware General Corporation Law, and by the affirmative vote of the holders of a majority of the outstanding shares of the common stock of Parent Corporation at a special meeting of the shareholders of Parent Corporation held on June 10, 2005.

5.             No Dissenters’ Rights.  The Certificate of Incorporation of the Subsidiary Corporation does not differ from the Articles of Incorporation of the Parent Corporation in a manner that would cause the shareholders of the Parent  to have dissenters’ rights as provided under Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act.  Accordingly, pursuant to Section 302A.621, Subd. 6. of the Minnesota Business Corporation Act, the shareholders of the Parent do not have dissenters’ rights.

6.             Effective Date of Merger.  The effective date of the Merger shall be June 14, 2005 or, if later, the date on which these Articles of Merger are filed with the Secretary of State of the State of Minnesota and the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have executed these Articles of Merger on the               day of                 , 2005.

MATHSTAR, INC.	MATHSTAR, INC.
(a Delaware corporation)	(a Minnesota corporation)

By	By
Douglas M. Pihl	Douglas M. Pihl
President and Chief Executive Officer	President and Chief Executive Officer